SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact Wins 2018 Contact Center Technology Award from CUSTOMER Magazine, Dated November 1, 2018.
99.2 NICE Unveils Journey Excellence Score, the First Metric Measuring Omnichannel Customer Experiences, Dated November 13, 2018.
99.3 Leading Analyst Firm Recognizes NICE as a Leader in Customer Journey Analytics, Dated November 14, 2018.
99.4 NICE inContact CXone Business Line Texting Solution Helps Vera Bradley Increase Contact Center Efficiency and Enhance Customer Experience, Dated November 15, 2018.
99.5 NICE Acknowledged as WFO Market Leader in DMG Consulting Report with Over 40% Market Share in First Half 2018, Dated November 19, 2018.
99.6 Chartis Category Winner: NICE Actimize Recognized in Financial Crime for the Fourth Consecutive Year in the 2019 RiskTech100® Rankings, Dated November 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: December 6, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact Wins 2018 Contact Center Technology Award from CUSTOMER Magazine, Dated November 1, 2018.
99.2 NICE Unveils Journey Excellence Score, the First Metric Measuring Omnichannel Customer Experiences, Dated November 13, 2018.
99.3 Leading Analyst Firm Recognizes NICE as a Leader in Customer Journey Analytics, Dated November 14, 2018.
99.4 NICE inContact CXone Business Line Texting Solution Helps Vera Bradley Increase Contact Center Efficiency and Enhance Customer Experience, Dated November 15, 2018.
99.5 NICE Acknowledged as WFO Market Leader in DMG Consulting Report with Over 40% Market Share in First Half 2018, Dated November 19, 2018.
99.6 Chartis Category Winner: NICE Actimize Recognized in Financial Crime for the Fourth Consecutive Year in the 2019 RiskTech100® Rankings, Dated November 26, 2018.